MOSAIC ACQUISITION CORP.

375 Park Avenue

New York, NY 10152

October 16, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Mara L. Ransom

Mosaic Acquisition Corp.

Registration Statement on

Form S-1 (File No. 333-220667)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 relating to the registration of 34,500,000 units (including 4,500,000 shares to cover over-allotments), each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one warrant, of Mosaic Acquisition Corp. (the “Company”) be accelerated to October 18, 2017 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

By:	/s/ William H. Mitchell
Name: William H. Mitchell Title: Chief Financial Officer